Exhibit 99.1

ZHONGCHAO INC.
(an exempted company with limited liability incorporated and registered in the Cayman Islands)
(NASDAQ: ZCMD)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Meeting”) of holders of Class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”) of Zhongchao Inc. (the “Company”) will be held on January 20, 2026, at 9:00 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, for the purposes of considering the following proposals:

1.      Proposal No. 1 — The Voting Rights Variation Proposal: to pass the following special resolution:

“It is resolved, as a special resolution in accordance with Article 9.1 of the Company’s articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each in the capital of the Company resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each in the capital of the Company (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 100 votes to 1,000 votes for each Class B Ordinary Share they hold is approved.”

2.      Proposal No. 2 — The Adjournment Proposal: to approve by way of an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal.

The Board of Directors has fixed the close of business on November 26, 2025 as the record date (the “Record Date”) for determining the holders of Class A Ordinary Shares (the “Class A Shareholders”) entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only Class A Shareholders on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Each Class A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

Class A Shareholders may obtain a copy of the proxy materials from the Company’s website at http://izcmd.com or by submitting a request to ir@izcmd.com.

The accompanying proxy statement forms part of this notice of extraordinary general meeting of shareholders.

By Order of the Board of Directors,
/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

November 26, 2025

ZHONGCHAO INC.
EXTRAORDINARY GENERAL MEETING OF HOLDERS OF CLASS A SHAREHOLDERS
January 20, 2026
9:00 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board”) of Zhongchao Inc. (the “Company”) is soliciting proxies for the extraordinary general meeting (the “Meeting”) of holders of Class A ordinary shares of par value US$0.001 each (the “Class A Ordinary Shares”) of the Company to be held on January 20, 2026, at 9:00 a.m. Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017 and any adjournment thereof.

Only holders of Class A Ordinary Shares (the “Class A Shareholders”) of record at the close of business on November 26, 2025 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more persons holding or representing by proxy at least one third of the issued Class A Ordinary Shares shall form a quorum.

Each Class A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.      Proposal No. 1 — The Voting Rights Variation Proposal: to pass the following special resolution:

“It is resolved, as a special resolution in accordance with Article 9.1 of the Company’s articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each in the capital of the Company resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each in the capital of the Company (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 100 votes to 1,000 votes for each Class B Ordinary Share they hold is approved.”

2.      Proposal No. 2 — The Adjournment Proposal: to approve by way of an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal (such proposal, the “Adjournment Proposal”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” PROPOSALS NO.1 AND NO.2.

VOTING PROCEDURE FOR HOLDERS OF CLASS A ORDINARY SHARES

Class A Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those Class A Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the internet) in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2024 Annual Report to shareholders by visiting the “Annual Results” heading under the “Financial Info” section of the Company’s website at http://izcmd.com. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@izcmd.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding Class A Ordinary Shares as a shareholder of record and as a beneficial owner?

Certain of our Class A Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between Class A Ordinary Shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your Class A Ordinary Shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or appointing your proxy via the internet or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please read, complete, sign, date, and return the attached proxy card (or appoint your proxy via the internet) in accordance with the instructions set out therein to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your Class A Ordinary Shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are likely being forwarded to you by your broker or nominee who is considered the Shareholder of Record for purposes of voting at the Meeting. As the beneficial owner, it is likely that you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these Class A Ordinary Shares unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

How do I vote?

If you were a Shareholder of Record of the Company’s Class A Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A Ordinary Share that you own in your name entitles you to one vote on the applicable proposals.

(1) You may submit your proxy by mail or via the internet. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. You may also appoint a proxy via the internet by following the instructions on your proxy card. If we receive your duly completed proxy card at least 24 hours prior to the commencement of the Meeting (or any adjourned meeting) your shares will be voted:

•        as you instruct; and

•        at the discretion of your nominated proxy if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the Meeting will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

•        FOR the Voting Rights Variation Proposal;

•        FOR the Adjournment Amendment Proposal; and

•        according to the discretion of the Chairman if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting. You may also appoint a proxy via the internet by following the instructions on your proxy card. To be valid, your proxy card must be received by the Company no later than 24 hours prior to the commencement of the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date so as to be received at least 24 hours before the commencement of this Meeting;

•        signing another proxy card with a later date and returning it in accordance with the instructions set out therein so as to be received at least 24 hours before the commencement of this Meeting; or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

If you return a signed proxy card, but do not provide voting instructions, your shares will be voted at the discretion of your nominated proxy. If you return a signed proxy card, but do not nominate a proxy, the Chairman of the Meeting will be appointed as your proxy. If the Chairman is appointed as your proxy and you do not provide voting instructions, your shares will be voted:

•        FOR the Voting Rights Variation Proposal;

•        FOR the Adjournment Amendment Proposal; and

•        according to the discretion of the Chairman if a proposal comes up for a vote at the Meeting that is not on the proxy card.

Will my Class A Ordinary Shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card or appoint a proxy via the internet, your Class A Ordinary Shares will not be voted unless you vote in person at this Meeting.

How many votes are required to approve the Voting Rights Variation Proposal?

The adoption of the Voting Rights Variation Proposal requires Class A shareholders to pass a special resolution, being a resolution passed by holders of at least two-thirds of Class A Ordinary Shares present in person or by proxy at the Meeting.

Before the number of votes holders of Class B Ordinary Shares are entitled to cast on a poll may be increased from 100 to 1,000 (the “Class B Variation”), the Company’s Articles of Association also require (a) holders of Class B Ordinary Shares to separately consent to the Class B Variation (the “Class B Consent”); and (b) shareholders of the Company to pass a special resolution, at a general meeting of holders of both Class A Ordinary Shares and Class B Ordinary Shares, approving certain amendments to the Company’s Articles of Association to reflect the Class B Variation (the “Amendment Consent”).

The Company has obtained the Class B Consent in writing from its holders of Class B Ordinary Shares prior to the Meeting. Assuming that Voting Rights Variation Proposal has been approved by the Class A Shareholders, the Company will intends to seek the Amendment Consent at an extraordinary general meeting of shareholders of the Company for which it has, contemporaneously with this proxy statement, sent out a notice of meeting and proxy statement for.

How many votes are required to approve the adjournment of the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals?

The proposal to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal, requires an ordinary resolution. An ordinary resolution is a resolution passed by a simple majority of the votes cast by the Class A Shareholders entitled to vote in person or by proxy at the Meeting.

Are any of the proposals conditioned on one another?

Each of the Voting Rights Variation Proposal and the Adjournment Proposal is not conditioned on one another.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Pei Xu via email ir@izcmd.com or by sending a letter to the offices of the Company at Room 2504, OOCL Plaza, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China 200040 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1
THE VOTING RIGHTS VARIATION PROPOSAL

Currently, each Class B Ordinary Share is, on a poll, entitled to 100 votes for each Class B Ordinary Share held. The Company is proposing to vary the rights of the Class B Ordinary Shares in such manner and to such extent that each holder of Class B Ordinary Shares will be, on a poll, entitled to exercise 1,000 votes for each Class B Ordinary Share held (the “Class B Variation”). Each Class A Shareholder is and shall remain entitled, on a poll, to one vote for each Class A Ordinary Share held. As of the date hereof, the Company has a total of 25,754,124 Class A Ordinary Shares and 4,999,772 Class B Ordinary Shares issued and outstanding, respectively. Mr. Weiguang Yang, the CEO and Chairman of the Board of Directors, beneficially owns a total of 5,549,772 ordinary shares, including 550,000 Class A Ordinary Shares and 4,999,772 Class B Ordinary Shares, respectively, representing 95.21% voting power of the Company. As a result of the Class B Variation, Mr. Weiguang Yang will have 99.50% voting power of the Company.

Article 9.1 of the Company’s existing articles of association provides that the right attaching to a class of shares (unless otherwise provided by the terms of issue of the shares of that class) may only be varied with either (a) the consent in writing of the holders of at least two-thirds of the issued shares of that class; or (b) with the sanction of a resolution passed at a meeting of the holders of such class of shares by the holder or holders of at least two-thirds of such shares present in person or by proxy at such meeting.

The Class B Variation will vary the rights attaching to Class A Ordinary Shares by diluting the voting power of Class A Ordinary Shares. Accordingly, the purpose of the Meeting is to seek the approval of Class A Shareholders to the Class B Variation and the consequent variation to the rights attaching to the Class A Ordinary Shares by way of special resolution in accordance with Article 9.1 of the Company’s existing articles of association.

The Company has obtained the Class B Consent in writing from its holders of Class B Ordinary Shares prior to the Meeting.

If the Class B Variation is approved by holders of Class A Ordinary Shares and Class B Ordinary Shares, separately in accordance with Article 9.1 of the Company’s existing articles of association, then shareholders will be asked to amend the Company’s existing articles of association to, among the other things, reflect the Class B Variation at the Company’s next extraordinary general meeting, to be held following the Meeting on January 20, 2026 at 9:30 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, or any adjournment thereof.

Resolutions

The full text of the resolutions to be proposed is as follows:

“It is resolved, as a special resolution in accordance with Article 9.1 of the Company’s articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each in the capital of the Company resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each in the capital of the Company (Class B Ordinary Shares) are entitled to cast on a poll being increased from 100 votes to 1,000 votes for each Class B Ordinary Share they hold is approved.”

Vote Required for Approval

If a quorum is present, the affirmative vote of holders of at least two-thirds of the Class A Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the Class B Variation.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 1 — THE VOTING RIGHTS VARIATION PROPOSAL.

PROPOSAL NO. 2
THE ADJOURNMENT PROPOSAL

This proposal, if approved, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposal. The Adjournment Proposal will only be presented to our Class A Shareholders at the discretion of the Board in the event, based on the tabulated votes, there are not sufficient votes for, or otherwise in connection with, the approval of the other proposal at the time of the Meeting.

Vote Required for Approval

If a quorum is present, a resolution passed by a simple majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting will be required to approve the Adjournment Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE PROPOSAL NO. 2 — THE ADJOURNMENT PROPOSAL.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors
November 26, 2025	/s/ Weiguang Yang
Weiguang Yang
Chairman of the Board of Directors

BROADRIDGE CORPORATE ISSUER SOLUTIONS P.O. BOX 1342 BRENTWOOD, NY 11717 SCAN TO VIEW MATERIALS & VOTE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on January 19, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on January 19, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY V81676-TBD 1. Proposal 1: The Voting Rights Variation Proposal It is resolved, as a special resolution in accordance with Article 9.1 of the Company’s articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.001 each in the capital of the Company resulting from the number of votes holders of Class B ordinary shares of par value US$0.001 each in the capital of the Company (the “Class B Ordinary Shares”) are entitled to cast on a poll being increased from 100 votes to 1,000 votes for each Class B Ordinary Share they hold is approved. 2. Proposal 2: The Adjournment Proposal To approve by way of an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals. NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For Against Abstain ZHONGCHAO INC. The Board of Directors recommends you vote FOR the following proposals: Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting of Holders of Class A Ordinary Shares: The Notice and Proxy Statement is available at www.proxyvote.com. V81677-TBD ZHONGCHAO INC. Extraordinary General Meeting of Holders of Class A Ordinary Shares January 20, 2026, 9:00 AM, ET This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) (Appointee) or, if no person is otherwise specified, Mr. Weiguang Yang, as proxies, with the power to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares of ZHONGCHAO INC. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of shareholders(s) of Class A Ordinary Shares to be held at 9:00 AM, ET on January 20, 2026, at offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side